BIOLASE TECHNOLOGY, INC.
4 Cromwell
Irvine, California 92612
July 2, 2010
United States Securities and Exchange Commission
c/o Ms. Kate Tillan, Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE, Mail Stop 3030
Washington, D.C. 20549
RE:	Biolase Technology, Inc. (the “Company”)
Form 10-K for the year ending December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010
Filed March 19, 2010 (Form 10-K); Filed May 17, 2010 (Form 10-Q)
File No. 000-22183
Dear Ms. Tillan:
          Thank you for your letter, dated June 28, 2010. We understand that the purpose of your comment letter is to assist us in our compliance with disclosure requirements and to enhance the overall disclosures in our filings. We look forward to working with you in this regard.
          On behalf of Biolase Technology, Inc., this letter contains our response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q for the Quarterly Period Ended March 31, 2010. For the Staff’s convenience, the comments received in the letter have been incorporated into this response letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Critical Accounting Policies
Valuation of Inventory, Page 43
Question #1
We reference the disclosure on page 45 of the onetime write down of inventories related to the international subsidiary closures. Please revise future filings to discuss any significant inventory write downs and how you determined the lower of cost or market related to the inventory, including any inherent judgments, estimates or assumptions.

Company Response to Question #1:
In future filings, we will discuss any significant inventory write downs and discuss how we determined the lower of cost or market related to our inventory, including a discussion of any inherent judgments, estimates, or assumptions that were determined.
Results of Operations
Year ended December 31, 2009 compares with Year ended December 31, 2008
Net Revenue, page 45
Question #2
We see that revenue from Waterlase and Diode systems decreased significantly from 2008 to 2009 and that decrease is attributed to adverse worldwide economic environment and lower purchases from HSIC. We also see that in your discussion of gross profit, you indicate that there was a shift in sales mix and lower average net pricing during 2009. In future filings please discuss the nature of any changes in unit sales versus price fluctuations.
Company Response to Question #2:
In future filings, we will discuss the nature of any changes in sales mix, and we will include quantifiable disclosure regarding the impact of changes in unit sales, versus price fluctuations.
Gross Profit, page 45
Question #3
In future filings, please quantify the impact of each item listed as a contributing factor to the decrease in gross profit. In addition, please describe the nature of the shift in sales mix and why the shift impacted gross profit.
Company Response to Question #3:
In future filings we will quantify the impact of each item listed as a contributing factor to the decrease (or increase) in gross profit, and will describe the nature of shift in sales mix and why the shift impacted (or did not impact) gross profit.
Liquidity and Capital Resources, page 48
Question #4
We see that trade accounts receivable has increased while revenue has decreased. Please tell us the reasons for the increase in accounts receivable. In future filings, your discussion of liquidity and capital resources should include a substantive discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Rule 303 of Regulation S-K.

Company Response to Question #4:
Our accounts receivable increased primarily due to sales to our primary distributor in the latter part of the fourth calendar (and fiscal) quarter of 2009, pursuant to a February 27, 2009 letter agreement with this distributor, which was disclosed in the Notes to the Consolidated Financial Statements to our filing with the Commission. Approximately 95% of the December 31, 2009 outstanding trade receivable from this distributor was collected by January 31, 2010. In future filings, we will include, in liquidity and capital resources disclosure, a substantive discussion of any known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity decreasing (or increasing) in any material way.
Item 11. Executive Compensation, Page 54
Question #5
It appears that the amounts you report in the “Bonus” column were received by your named executive officers pursuant to the incentive plan as described on the pages 18-19 of your definitive proxy statement. Therefore, it appears those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). Please revise future filings, as appropriate.
Company Response to Question #5:
In future filings, we will include required information pursuant to Regulation S-K Item 402(c)(2)(vii).
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10
Question #6
Please revise future filings to disclose how you determine the fair value of undelivered elements in sales of your laser systems.
Company Response to Question #6:
In future filings, we will disclose how we determined the fair value of undelivered elements in sales of our laser systems.
Note 9. Segment Information, page F-28
Question #7

Regarding the disclosure of geographic information, if revenue from external customers attributed to an individual foreign country is material, then please disclose those revenues separately in future filings. Refer to FASB ASC 280-10-50-41.
Company Response to Question #7:
In future filings, if revenue from external customers attributed to an individual foreign country is material, then those revenues will be disclosed separately.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Exhibits 31.1 and 31.2.
Question #8
We note that you have modified the certification to refer to the consolidated financial statements and that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. In future filings, please ensure the form of the certification is exactly as set out in Item 601(b)(31)(i) of Regulation S-K.
Company Response to Question #8:
In future filings, the certification will be set forth exactly as provided for in Item 601 (b)(31)(i) of Regulation S-K.
We also acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
While we hope that the attached responses will bring this review to a close, we remain willing and able to answer additional questions or any other concerns that the Commission may have.

Very truly yours,
/s/ Brett L. Scott
Brett L. Scott
Chief Financial Officer

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